SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1998

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-15752
Century Bancorp 401(k) Plan
(Full Title of the Plan)
CENTURY BANCORP, INC.
(Issuer of the securities held pursuant to the Plan)
400 Mystic Avenue
Medford, MA 02155
(Address of principal executive offices)

Century Bancorp 401(k) Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2 - 3

Statement of Changes Net Assets Available for Plan Benefits	4 - 5

Notes to Financial Statements	6 - 8

Supplemental Schedule

Schedule 1 — Schedule of Assets Held for Investment Purposes	9

Schedule 2 — Schedule of Reportable Transactions	10

Signatures	11
Ex-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Boston, Massachusetts
April 14, 1999

CENTURY BANCORP, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1998

	1784
	U.S. Treasury	1784	MFS	Advisor	Putnam	Century
	Money	Short-term	Emerging	Growth	Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Assets
Investments, at fair value (note 3)	$57,885	29,710	333,922	271,668	333,564	70,092	1,096,841
Participants’ contributions receivable	2,686	1,384	10,417	9,094	10,575	2,694	36,850

Total assets	60,571	31,094	344,339	280,762	344,139	72,786	1,133,691

Net assets available for plan benefits	$60,571	31,094	344,339	280,762	344,139	72,786	1,133,691

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1997

	1784
	U.S. Treasury	1784	MFS	Advisor		Century
	Money	Short-term	Emerging	Growth	Putnam Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Assets
Investments, at fair value (note 3)	$25,677	11,663	151,326	122,753	157,580	33,856	502,855
Participants’ contributions receivable	1,684	731	9,226	6,509	8,242	1,503	27,895

Total assets	27,361	12,394	160,552	129,262	165,822	35,359	530,750

Net assets available for plan benefits	$27,361	12,394	160,552	129,262	165,822	35,359	530,750

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 1998

	1784
	U.S. Treasury	1784	MFS	Advisor
	Money	Short-term	Emerging	Growth	Putnam Fund for
	Market	Income	Growth	Opportunities	Growth&	Century Bancorp
	Fund	Fund	Fund	Fund	Income	Stock Fund	Total
Additions:
Investment income	$2,924	1,217	3,012	11,040	27,617	—	45,810
Net appreciation (depreciation) in fair value of investments	—	166	52,422	34,013	5,962	(410)	92,153
Contributions from employees	28,909	12,495	128,753	104,358	139,765	31,933	446,213
Contributions from employer	4,601	1,793	19,004	15,447	21,253	4,996	67,094

Total additions	36,434	15,671	203,191	164,858	194,597	36,519	651,270

Deduction:
Benefits paid to participants	(3,186)	(813)	(6,026)	(7,371)	(29,678)	(1,255)	(48,329)

Total deduction	(3,186)	(813)	(6,026)	(7,371)	(29,678)	(1.255)	(48,329)

Transfers	(38)	3,842	(13,378)	(5,987)	13,398	2,163	—

Net increase	33,210	18,700	183,787	151,500	178,317	37,427	602,941
Net assets available for plan benefits:
Beginning of year	27,361	12,394	160,552	129,262	165,822	35,359	530,750

End of year	$60,571	31,094	344,339	280,762	344,139	72,786	1,133,691

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 1997

	1784
	U.S. Treasury	1784	MFS	Advisor		Century
	Money	Short-term	Emerging	Growth	Putnam Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Additions:
Investment income	$1,230	434	1,419	7,736	19,371	—	30,190
Net appreciation (depreciation) in fair value of investments	—	184	11,679	8,869	(2,108)	5,976	24,600
Contributions from employees	22,533	10,723	124,314	94,244	125,126	24,020	400,960

Total additions	23,763	11,341	137,412	110,849	142,389	29,996	455,750

Deduction:
Benefits paid to participants	(90)	(1,107)	(3,607)	(1,672)	(2,690)	(191)	(9,357)

Total deduction	(90)	(1,107)	(3,607)	(1,672)	(2,690)	(191)	(9,357)

Transfers	(1,590)	(111)	1,185	(81)	89	508	—

Net increase	22,083	10,123	134,990	109,096	139,788	30,313	446,393

Net assets available for plan benefits:
Beginning of year	5,278	2,271	25,562	20,166	26,034	5,046	84,357

End of year	$27,361	12,394	160,552	129,262	165,822	35,359	530,750

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements
December 31, 1998 and 1997
(1)	Description of Plan
The following description of the Century Bancorp, Inc. 401(k) Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more detailed information.
(a)	General
The Century Bancorp, Inc. 401(k) Plan was established on October 1, 1996 for the purpose of providing a medium for eligible employees to supplement their retirement income through salary reduction arrangements on a tax-deferred basis, and is established for the exclusive benefit of the employees and their beneficiaries. The Plan is a defined contribution savings plan for all employees of Century Bancorp, Inc. who have attained age twenty-one and completed one year of service. Century Bancorp, Inc. pays all general administrative expenses of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(b)	Contributions
Each participant of the Plan may enter into an enrollment agreement under which participants agree to reduce their compensation by a specified percent. The percentage shall not be less than 2% nor more than 15% of the participant’s annual compensation, subject to IRS limitations. Beginning in 1998, the employer pays a matching contribution on behalf of each member who has made a salary reduction contribution during such Plan year in an amount equal to $.25 on each dollar contributed up to 4% of compensation.
(c)	Vesting
Participants are fully vested in all benefits.
(d)	Payment of Benefits
Under the terms of the Plan, participants retiring at or after age 59 1/2 are eligible to receive the entire balances in all of the accounts maintained for such participants in a lump sum payment. Participants terminating employment prior to retirement receive their entire account balance as a lump sum payment, with applicable taxes withheld, or as a rollover into another qualified plan. In the event of death, the full value of the participant’s account is payable to the designated beneficiary in a lump sum.
(e)	Participants’ Loans
Participant loans may be granted by the Plan Administrator on a uniform and nondiscriminatory basis, upon written request by a participant. The minimum loan amount is $1,000. The maximum loan amount cannot exceed the lesser of 50% of the participant’s account balance or $50,000. Loans are repaid through a payroll deduction and generally within 5 years. As of December 31, 1998, no participants had requested a loan from the Plan.
(Continued)

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements
December 31, 1998 and 1997
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
(b)	Investment Valuation and Income Recognition
Marketable investments are stated at fair value. The fair value of marketable investments is based on quoted market prices. Money market fund investments are stated at cost, which approximates fair value.
Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Realized gains and losses are determined on the average cost method.
(c)	Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(3)	Investments
The Plan’s investment options include six funds: (a) a money market fund (1784 U.S. Treasury Money Market) which seeks to preserve principal value and maintain a high degree of liquidity while providing current income; (b) a bond fund (1784 Short-term Income Fund) which invests in high quality, short-term bonds and seeks to achieve price stability; (c) an aggressive growth fund (MFS Emerging Growth Fund) which seeks to provide long-term growth of capital by investing in common stocks of small and medium-size companies showing earnings growth over time; (d) a growth fund (Fidelity Advisor Growth Opportunities Fund) which invests in a broad range of companies, industries and securities for diversification, while seeking growth opportunities in small, medium and large companies; (e) a growth & income fund (Putnam Fund for Growth & Income) which seeks to provide capital growth and current income investing primarily in common stocks that pay dividends and/or bonds; or (f) a company stock fund (Century Bancorp Stock Fund) in which amounts invested are used to purchase shares of Class A Common Stock of Century Bancorp, Inc.
(Continued)

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements
December 31, 1998 and 1997
The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31:

	1998	1997

1784 U.S. Treasury Money Market Fund	$57,885	N/A
MFS Emerging Growth Fund	333,922	151,326
Fidelity Growth Opportunities Fund	271,668	122,753
Putnam Fund for Growth & Income	333,564	157,580
Century Bancorp Stock Fund	70,092	33,856
(4)	Distribution on Termination of the Plan
Although it has not expressed any intent to do so, Century Bancorp, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the rights of all members to amounts credited to their accounts shall be fully vested and nonforfeitable.
(5)	Income Taxes
The Plan is qualified as a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Internal Revenue Service has not yet issued a determination letter. The Plan continues to operate within the terms of the Plan and believes that it is qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1
CENTURY BANCORP, INC.
401(k) Plan
Item 27a — Schedule of Assets Held for Investment Purposes
December 31, 1998

	(b) Identity of issuer, borrower,	(c) Description		(e) Current
(a)	lessor or similar party	of investment	(d) Cost	value
	1784 U.S. Treasury Money Market	Mutual Fund	$57,885	57,885
	1784 Short-term Income Fund	Mutual Fund	29,406	29,710
	MFS Emerging Growth Fund	Mutual Fund	272,839	333,922
	Fidelity Advisory Growth Opportunities Fund	Mutual Fund	231,722	271,668
	Putnam Fund for Growth & Income	Mutual Fund	331,467	333,564
*	Century Bancorp Stock Fund	Common Stock Fund	64,884	70,092

			$988,203	1,096,841

*	Party-in-interest.

Schedule 2
CENTURY BANCORP, INC.
401(k) Plan
Item 27d—Schedule of Reportable Transactions
Year ended December 31, 1998

					(h) Current value
		(c)			of asset on
(a) Identity of	(b) Description	Purchase	(d) Selling	(g) Cost of	transaction	(i) Net
party involved	of asset	price	price	asset	date	gain
1784 U.S. Treasury	Mutual Fund	$35,403	—	—	35,403	—
Money Market		—	3,223	3,223	3,223	—
MFS Emerging	Mutual Fund	150,126	—	—	150,126	—
Growth Fund		—	19,952	19,045	19,952	907
Fidelity Advisory	Mutual Fund
Growth Opportunities		130,938	—	—	130,938	—
Fund		—	16,036	14,637	16,036	1,399
Putnam Fund for	Mutual Fund	203,372	—	—	203,372	—
Growth & Income		—	33,351	32,374	33,351	977
*Century Bancorp	Common	48,402	—	—	48,402	—
Stock Fund	Stock Fund	—	1,255	1,312	1,255	(57)

*	Party-in-interest.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN
Date: December 12, 2007	By:	/s/ William P. Hornby

Exhibit Index

Number	Title

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm